                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13D

                                 (RULE 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. __)*

                                HF BANCORP, INC.

-------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value

-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    403910102
-------------------------------------------------------------------------------
                                 (CUSIP number)

                              Howard B. Adler, Esq.
                           Gibson, Dunn & Crutcher LLP
                          1050 Connecticut Avenue, N.W.
                             Washington, D.C. 20036
                                 (202) 955-8589
-------------------------------------------------------------------------------

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 March 18, 1999
-------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

---------------

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 7 Pages)

---------------------------------------                                        --------------------------------------

CUSIP NO. 403910102                                      13D                   PAGE  2   OF   7   PAGES
                                                                                   -----    -----
---------------------------------------                                        --------------------------------------

--------------------------------------------------------------------------------------------------------------------
          NAME OF REPORTING  PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

1         CARLSON CAPITAL, L.P.                                         I.R.S. IDENTIFICATION NO. 75-249-4317
--------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                               (a)[ ]

                                                                                                          (b)[X]

--------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------------------------------------------
          SOURCE OF FUNDS*

4         WC

--------------------------------------------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                     [ ]


--------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION


          UNITED STATES
--------------------------------------------------------------------------------------------------------------------

    NUMBER OF       7       SOLE VOTING POWER
     SHARES

                            329,900
                   -------------------------------------------------------------------------------------------------
  BENEFICIALLY     8        SHARED VOTING POWER
    OWNED BY

                            0
                   -------------------------------------------------------------------------------------------------
      EACH         9        SOLE DISPOSITIVE POWER
    REPORTING

                            329,900
                   -------------------------------------------------------------------------------------------------
   PERSON WITH     10       SHARED DISPOSITIVE POWER

                            0
--------- ----------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          329,900
--------------------------------------------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.15%
--------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IA, PN
--------------------------------------------------------------------------------------------------------------------


                              (Page 2 of 7 Pages)

ITEM 1.  SECURITY AND ISSUER

         This statement on Schedule 13D relates to shares of Common Stock, $0.01 par value (the "Common Stock"), of HF Bancorp, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 445 East Florida Avenue, Hemet, California 92543.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement on Schedule 13D is being filed by Carlson Capital, L.P. (the "Reporting Person"). The business address of the Reporting Person is 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

         The Reporting Person acts as investment adviser to several private investment funds and managed accounts which are the ultimate beneficial owners of the shares to which this statement relates. No such client of the Reporting Person owns 5% or more of the outstanding Common Stock.

         The general partner of the Reporting Person is Asgard Investment Corp., a Delaware corporation, whose business and principal offices are located at 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102. The officers of Asgard Investment Corp. are as follows: Clint D. Carlson, President, and Nancy Carlson, Treasurer and Secretary. The sole director of Asgard Investment Corp. is Clint
D. Carlson. The business address of both Clint D. Carlson and Nancy Carlson is 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102. The present occupation of Clint D. Carlson is President of Asgard Investment Corp. and Chief Executive Officer of Carlson Capital, L.P. The present occupation of Nancy Carlson is Secretary and Treasurer of Asgard Investment Corp. and Carlson Capital , L.P. Both Clint D. Carlson and Nancy Carlson are U.S. citizens.

         During the last five years, none of the Reporting Person, Asgard Investment Corp., Clint D. Carlson or Nancy Carlson has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The filing of this statement on Schedule 13D by the Reporting Person shall not be construed as an admission that the Reporting Person was, for the purposes of Section 13(d) of the Act, the beneficial owner of any securities covered by this statement on Schedule 13D, and the Reporting Person disclaims such beneficial ownership.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         All of the shares of Common Stock of the Issuer deemed beneficially held by the Reporting Person were purchased with the working capital of the investment funds and managed accounts directed by the Reporting Person.

                              (Page 3 of 7 Pages)

ITEM 4.  PURPOSE OF TRANSACTION

         All Common Stock held by the Reporting Person is being held for investment purposes. Subject to economic considerations and market conditions, the Reporting Person may, from time to time, acquire additional shares of Common Stock in the open market or in privately negotiated transactions or may dispose of such securities or the securities it presently owns in the open market or in private transactions. The Reporting Person may engage in activities intended to influence the business strategy or management of the Issuer.

         Except as indicated above, the Reporting Person has no plans or proposals which relate to or would result in any of the events, actions or conditions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) This statement on Schedule 13D relates to 329,900 shares of Common Stock deemed beneficially owned by the Reporting Person, which constitute approximately 5.15% of the issued and outstanding shares of Common Stock.

         (b) The Reporting Person has sole voting and dispositive power with respect to 329,900 shares of Common Stock.

         (c) Within the past 60 days, accounts managed by the Reporting Person purchased and sold shares of Common Stock on the dates, in the amounts and at the prices set forth on Exhibit A annexed hereto and incorporated by reference herein. All of such purchases and sales were made on the open market.

         (d) The private investment funds and managed accounts to which the Reporting Person serves as investment adviser and/or general partner and for whose accounts the Common Stock is held have the right to receive dividends from or proceeds from the sale of the Common Stock.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Except as set forth above in Item 2, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A:        Transactions in Shares of Common Stock Within Past
                           60 Days.


                              (Page 4 of 7 Pages)

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:   March 31, 1999

                                           CARLSON CAPITAL, L.P.

                                                  /s/ Clint D. Carlson
                                           -------------------------------------
                                           By:  Clint D. Carlson,
                                                President of the General Partner






                               (Page 5 of 7 Pages)